March 29, 2007

Sit Fund Named Best Minnesota Municipal Debt Fund


LIPPER FUND AWARDS
US 2007

Lipper has named the Sit Minnesota Tax-Free Income Fund the 2007 Best Minnesota Municipal Debt Fund.

- Sit Minnesota Tax-Free Income Fund Overview


WALL ST
BROAD ST

Domestic Markets in Review: February 2007

U.S. stock markets had positive returns in February until the 27th, when most markets were down more than -3%, as the ripple effect from the Shanghai Stock Exchange's almost -9% plunge the night before reverberated around the world. Small and medium capitalization stocks did better than their large cap counterparts. Fixed income returns were solidly positive as investors "fled to quality" with the Lehman Aggregate Index posting a +1.5% return for the month.

February Performance Returns Available

Sit Mutual Funds' February 2007 performance returns are available. To view the results go to the Performance page.

IRS Extends Deadline

The IRS has announced that all taxpayers will have until April 17, 2007 to file 2006 returns, pay taxes due, and make 2006 traditional and Roth IRA contributions.

The deadline was changed from the original April 16th deadline (April 15th falls on Sunday this year) to the 17th in observance of Emancipation Day in the District of Columbia, which is celebrated on April 16.

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.

2007 Investment Seminars

From January to May, Sit Mutual Funds will be hosting five different Investment Seminars. The seminars will be held at the Edina Country Club as well as in our offices in the IDS Center.

- Complete List of Seminars

Gene Sit on Bloomberg TV's "Market Pulse" from February 5, 2007


Market Pulse
on Bloomberg

2006 Tax Deadline is April 17th, 2007

Time left to make a 2006 tax-year contribution:

20 Days

2006 Contribution Limits


TwinCities BUSINESS
THE Journey of GENE SIT

Twin Cities Business Magazine features Gene Sit in recent issue.

- Printable Version

Fourth Quarter 2006 Fund Information

In-depth statistical information about the Funds' performance and portfolio structure is available as of the fourth quarter.

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- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.
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